

July 7, 2011

<u>Via Email</u>
James Weber
Chief Financial Officer
Falconstor Software, Inc.
2 Huntington Quadrangle, Suite 2S01
Melville, NY 11747

> **Re: Falconstor Software, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 14, 2011**
> **Form 10-Q for the Quarterly Period Ended March 31, 2011**
> **Filed May 10, 2011**
> **File No. 000-23970**

Dear Mr. Weber:

We have reviewed your letter dated June 21, 2011 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 7, 2011.

<u>Form 10-Q for the Quarterly Period Ended March 31, 2011</u>

<u>Part II. Other Information</u>

<u>Item 1. Legal Proceedings</u>

<u>Internal Investigation, page 36</u>

1. We note in your response to prior comment 1 the amount of revenue recognized from Customer A for the years ended December 31, 2010, 2009 and 2008. We also note that you believe these amounts were not material to the company's total revenue for each of

these years. Please clarify whether the amount of revenue recognized from Customer A was material to operating income or net income for each of these years as well as the non-GAAP measures you disclosed in your earnings releases. If the amounts are considered material to any of these measures, we believe the amount of revenue recognized from this customer should be included in your disclosure.

2.   As it relates to the amount of revenue recognized from Customer A for the years ended December 31, 2010, 2009 and 2008, please quantify the amount of revenue attributable to new product sales and to ongoing maintenance. Additionally, please tell us how you considered the decline in revenue from this customer in 2010 in determining that the improper payments did not have a material adverse effect on the company's net sales, revenues or income from continuing operations and tell us whether you believe it had a material adverse effect on net income/loss or the non-GAAP measures you disclosed in your earnings releases.

You may contact the undersigned at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief